UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-54835

CUSIP Number:  561409103

NOTIFICATION OF LATE FILING

(Check One):  ☒  Form 10-K   ☐  Form 20-F   ☐Form 11-K     ☐Form 10-Q    ☐Form 10-D  ☐Form N-SAR
         ☐  Form N-CSR

For Period Ended:             September 30, 2020

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Malvern Bancorp, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

42 E. Lancaster Avenue

Address of Principal Executive Office (Street and Number)

Paoli, Pennsylvania 19301

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Malvern Bancorp, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (“Form 10-K”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Registrant and its auditor are currently evaluating the reclassification of a single $13.5 million commercial credit as collateral dependent based on information that was received from the borrower in December 2020.  The provided information is considered a recognized subsequent event per the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 855-10-20.  The Registrant is currently evaluating the need for an adjustment to the allowance for loan losses related to the reclassification that could affect the financial statements to be included in the Form 10-K.  The Registrant is also evaluating certain loan participation agreements for compliance with FASB ASC 860-10-40, which relates to sale accounting treatment of participation interests, and the related balance sheet adjustment for treating such participation interests as secured borrowing arrangements.  Finally, the Registrant is evaluating a possible internal control deficiency primarily relating to loan participations, which may affect prior periods.

The Registrant expects to file the Form 10-K for the fiscal year ended September 30, 2020 no later than fifteen calendar days following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Joseph D. Gangemi	610	695-3676
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☒Yes ☐No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant has not yet completed its evaluation of the matters described in Part III, and its final assessment has not yet been compiled, reviewed or examined by its independent auditor, the Registrant anticipates an increase in its allowance for loan losses and a decrease in net income as of and for the period ended September 30, 2020 given its reclassification of a $13.5 million commercial credit as collateral dependent.  The Registrant also expects a gross up to its commercial loans and a corresponding participation liability related to the evaluation of certain participation interests.  The information included herein is subject to change based on the completion of the evaluation and review process being performed by the Registrant and its auditor.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the timing for filing the Form 10-K and the changes that might be made to the Registrant’s financial statements. These forward-looking statements are based upon information presently available to the Registrant and assumptions that it believes to be reasonable, but actual results may vary materially from those expressed or implied by the forward-looking statements due to a number of risks and uncertainties, including the timing of the process of finalizing the Form 10-K and the calculations that may ultimately be made in revising the financial statements, as well as the other risks included in the Registrant’s filings with the Securities and Exchange Commission. The Registrant undertakes no obligation to update forward-looking statements, except as required by law.

                                          Malvern Bancorp, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      December 29, 2020           By    /s/  Joseph D. Gangemi

Name:  Joseph D. Gangemi

Title:    Executive Vice President and Chief Financial Officer